1.   **Organization**
      Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of
      1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a registered independent
      introducing broker with the Commodities Future Trading Commission ("CFTC") and a member of
      the National Futures Association ("NFA"). The Company provides services that enable institutional
      investors to view fixed income market data and trade fixed income securities with their dealers on a
      communication network (the "Tradeweb Network") developed and maintained by Tradeweb
      Markets LLC ("Markets"), an affiliate of the Company.

2.   **Significant Accounting Policies**
      The following is a summary of significant accounting policies:

      Basis of Accounting
      The financial statement has been presented in conformity with accounting principles generally
      accepted in the United States of America.

      Fair Value Measurement
      Certain financial instruments that are not carried at fair value on the balance sheet are carried at
      amounts that approximate fair value due to the short-term nature of the financial instruments.
      These instruments include accounts receivable, receivable from affiliates, accounts payable and
      accrued expenses and payable to affiliates.

      The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to
      measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active
      markets for identical assets or liabilities (level 1 measurements) and the lowest priority to
      unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under
      ASC 820 are described below:

      Basis of Fair Value Measurement
      Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date
                 for identical, unrestricted assets or liabilities;

      Level 2   Quoted prices in markets that are not considered to be active or financial instruments for
                 which all significant inputs are observable, either directly or indirectly;

      Level 3   Prices or valuations that require inputs that are both significant to the fair value
                 measurement and unobservable.

      A financial instrument's level within the fair value hierarchy is based on the lowest level of any input
      that is significant to the fair value measurement.

      The Company's cash is classified with level 1. The Company's accounts receivable, receivable
      from affiliates, accounts payable and accrued expenses and payable to affiliates are classified
      within level 2 of the fair value hierarchy because all significant inputs are observable, either directly
      or indirectly. The Company has no instruments that are classified within level 3 of the fair value
      hierarchy.

      Allowance for Doubtful Accounts
      The Company continually monitors collections and payments from its clients and maintains an
      allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical
      collection experience and specific collection issues that have been identified.

Income Tax

The Company, together with its parent Tradeweb Global LLC (the "Parent"), is a multiple member limited liability company that is taxed as a partnership. As a partnership, both the Parent's and Company's earnings are subject to unincorporated business taxes ("UBT") on income earned, or losses incurred, by conducting business in certain state and local jurisdictions. The companies allocate their UBT based on the separate return method. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The taxable income or loss of the Company and the Parent are includable in the Federal and state income tax returns of the Parent's individual members.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Accrued interest and penalties related to unrecognized tax benefits are included within accounts payable and accrued expenses in the Statement of Financial Condition.

Stock Based Compensation

The Company accounts for stock based compensation allocated from Markets in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Indemnifications

In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. **Net Capital Requirements**

   The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At September 30, 2018, the Company had net capital of $14,552,000, which exceeded its requirement of $1,912,000 by $12,640,000. The Company's ratio of aggregate indebtedness to net capital was 1.97 to 1.

   The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

4. **Related Party Transactions**

   The Company enters into transactions with the ultimate owners of the Parent. At September 30, 2018, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash	$ 42,088,000
Accounts receivable	16,610,000
Receivable from affiliates	789,000
Payable to affiliates	7,093,000

   Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services.

   The Company invoices customers for transactions executed on the Tradeweb Network by dealers of the Company's international affiliates and remits these fees to its international affiliates. Also, the Company's international affiliates invoice customers for transactions executed on the Tradeweb Network by dealers of the Company and remits these fees to the Company.

   The Company invoices dealers and customers for subscriptions and for transactions executed on the Tradeweb Network by dealers and customers of the Company's affiliate TW SEF LLC ("TW SEF") and remits these fees to TW SEF.

   At September 30, 2018, the Company had $42,088,000 of cash deposited with banks that are affiliates of the ultimate owners of Markets.

   Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

5. **Credit Risk**

   The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker/dealers. At September 30, 2018, the Company has established an allowance for doubtful accounts of $748,000 with regard to these receivables.

6. **Employees Savings Plan**

   The Company participates in a 401(k) savings plan for its employees, maintained by Markets, whereby employees may voluntarily contribute up to 75% of their annual compensation, subject to

certain limits. Markets matches 100% of the employee's contribution, up to 4% of their eligible annual salary, which vests immediately.

7. **Stock Based Compensation Plans**

Markets has stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of Markets.

Markets measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

Markets allocates to the Company compensation expense relating to awards granted to employees of the Company.

The PRSUs vest on January 1, 2019, January 1, 2020 and January 1, 2021. The value of a PRSU upon vesting is based on the share price of Tradeweb, dividends paid by Tradeweb during the vesting period, adjusted by a performance modifier which is based on the performance of Markets.

8. **Uncertain Tax Positions**

The Parent which includes the Company as a disregarded entity, was audited by the City of New York ("NYC") in 2013 for the tax periods from 2009-2011. In 2018, NYC issued an assessment to the Parent for the periods under audit. Furthermore, NYC has also requested an extension of the statute of limitations from 2012 – 2014 as it will audit those periods as well.

The Company recorded the additional tax, penalties and interest resulting from the 2009-2011 NYC UBT audit assessment. For the tax periods from 2012-2016, the Company has conducted and recorded a provision of the additional exposure based on the methodology from the UBT audit assessment. This provision was made using the best estimate of the amount expected to be paid based on available information and assessment of all relevant factors. Due to the uncertainty associated with tax audits, it is possible that at some future date liabilities resulting from this audit could vary significantly from our provision. Nevertheless, based on currently enacted legislation and information currently known to us, the company believes that the ultimate resolution of this audit will not have a material adverse impact on the Company's financial condition taken as a whole.

9. **Subsequent Events**

On October 1, 2018, Blackstone acquired a 55% stake of the Thomson Reuters Financial & Risk Business ("Refinitiv"), which includes the Thomson Reuters majority ownership interest in Tradeweb. There were no other subsequent events requiring adjustment to the financial statements or disclosure through November 29, 2018, the date that the Company's financial statements were issued.